Gyrodyne, LLC

One Flowerfield, Suite 24

Saint James, NY 11780

January 31, 2024

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Isabel Rivera

Re:	Gyrodyne, LLC Registration Statement on Form S-1 File No. 333-276312

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (Registration No. 333-276312) (as amended, the “Registration Statement”) of Gyrodyne, LLC (the “Company”). We respectfully request that the Registration Statement become effective as of 5:30 p.m., Washington, D.C. time, on February 2, 2024, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Farrell Fritz, P.C., may request by telephone.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Farrell Fritz, P.C., by calling Alon Kapen at (516) 227-0633.

Thank you for your assistance in this matter.

Very truly yours,

Gyrodyne, LLC

By: /s/ Gary Fitlin

Gary Fitlin

President and Chief Executive Officer

cc: Alon Kapen, Farrell Fritz, P.C.